                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ]  Check box if no longer  subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
________________________________________________________________________________
1.   Name and Address of Reporting Person*
     Duncan                          Patrick               J.
________________________________________________________________________________
   (Last)                            (First)              (Middle)
     743 Horizon Court, Suite 333
________________________________________________________________________________
                                    (Street)
     Grand Junction                   CO                    81506
________________________________________________________________________________
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol
     Republic Resources, Inc.          RPRS
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)
________________________________________________________________________________
4.   Statement for Month/Year
     June 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)
________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)
     [X]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)
     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================
                                                                                               6.
                                                4.                              5.             Owner-
                                                Securities Acquired (A) or      Amount of      ship
                                   3.           Disposed of (D)                 Securities     Form:     7.
                                   Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                     2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                   Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security    Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)           (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
-------------------------------------------------------------------------------------------------------------------
$0.10 Par Value
Common Stock          6/24/02         J(1)   --   225,000        A     N/A(2)     375,000       D
-------------------------------------------------------------------------------------------------------------------
$0.10 Par Value
Common Stock          6/24/02         D(2)   --     1,563        D     N/A(2)     375,000       D
-------------------------------------------------------------------------------------------------------------------

===================================================================================================================

     If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.
                           (Print or Type Responses)                      (Over)

FORM 4 (continued)
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)
================================================================================
                                                                                                              10.
                                                                                                    9.        Owner-
                                                                                                    Number    ship
                                                                                                    of        Form
              2.                                                                                    Deriv-    of
              Conver-                    5.                              7.                         ative     Deriv-   11.
              sion                       Number of                       Title and Amount           Secur-    ative    Nature
              or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
              Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
              cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
              Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.            of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of      Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative    ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security      Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)    ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------
Warrant to
Purchase                                                                   common
Common Stock $0.50    06/24/02   D(1) --  600,000        N/A   12/31/05    stock   600,000   -0-     --        --       --
------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase                                                                   common
Common Stock $10.00   03/09/01   D(3) V     2,900        N/A   03/09/02    stock     2,900   -0-     --        --       --
------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase                                                                   common
Common Stock $29.70   01/26/02   D(3) V     4,500        N/A   01/26/02    stock     4,500   -0-     --        --       --
------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase                                                                   common
Common Stock $5.00    06/24/02   D(1) --   10,000        N/A               stock    10,000   -0-     --        --       --
------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase                                                                   common
Common Stock $17.50   06/24/02   D(1) --   10,000        N/A               stock    10,000   -0-     --        --       --
==============================================================================================================================

Explanation of Responses:

(1) Shares issued in exchange for cancellation of all outstanding warrants and options held by reporting person. Approved by Board of Directors of Issuer.

(2) Sold to Issuer for $25,000 in accordance with terms of employment agreement.
    Approved by Board of Directors.

(3) Options expired.

By:  /s/ Patrick J. Duncan                                      July 10, 2002
---------------------------------------------            -----------------------
        Signature of Reporting Person                             Date

     Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

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